SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Higher One Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

42983D104
(CUSIP Number)

David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42983D104	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Brave Warrior Advisors, LLC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,641,658

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 4,641,658

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,641,658 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 42983D104	SCHEDULE 13D/A	Page 3 of 7 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 27, 2013 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") with respect to the shares of common stock, $0.001 par value (the "Shares") of Higher One Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 2, 3, 4 and 5 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

(a) This statement is filed by Brave Warrior Advisors, LLC (the "Reporting Person"). The principal owner of the Reporting Person is Glenn Greenberg ("Mr. Greenberg" or the "Principal").

(b) The principal business address of the Reporting Person and the Principal is 12 East 49th Street, 14th Floor, New York, New York 10017.

(c) The principal business of the Reporting Person and the Principal is investing for accounts under their management.

(d) Neither the Reporting Person nor the Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor the Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a limited liability company organized in Delaware. The Principal is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The funds for the purchase of the Shares came from working capital of the advisory accounts over which the Reporting Person exercises investment discretion. The Reporting Person used a total of $63,222,193.30 (including brokerage commissions) in the aggregate to acquire the Shares reported in the Schedule 13D. No borrowed funds were used to purchase the Shares.

CUSIP No. 42983D104	SCHEDULE 13D/A	Page 4 of 7 Pages

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On September 30, 2013, the Reporting Person met with representatives of the Issuer's Board of Directors (the "Board") and presented evidence that demonstrates, in the Reporting Person's view, that over the past two years the Board has not adequately performed its duties to supervise and evaluate management performance. The Reporting Person indicated the following points to the Board: (i) the Reporting Person's view that the May 2013 vote to approve the Amended and Restated Higher One Holdings, Inc. 2010 Equity Incentive Plan (the "Equity Incentive Plan") demonstrates the independent shareholders' dissatisfaction with management's compensation (given that non-insider shareholders voted 66% to 34% against the Equity Incentive Plan); (ii) the Reporting Person's dissatisfaction regarding the authorization and execution of significant share repurchases at inflated prices during periods when insiders sold significant quantities of stock; (iii) the Reporting Person's view that the terms of the Issuer's charter and bylaws serve to entrench insiders, are not in keeping with good corporate governance practices, and therefore should be changed so as to make the Board and management more answerable to its shareholders; and (iv) the Reporting Person believes that immediate and significant change in the Board's composition is needed and should include competent and truly independent representatives who will act in the best interests of public shareholders.

On October 7, 2013, the lead director of the Board called the Reporting Person to ask that the names of qualified potential directors be submitted for consideration. Accordingly, the Reporting Person has made its first recommendation and plans to make others in the expectation that the Issuer's Board will follow through by reconstituting itself with qualified and truly independent members.

The Reporting Person reserves the right to effect transactions that would change the number of shares it may be deemed to beneficially own.

The Reporting Person further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to change its intentions and/or to recommend courses of action to the Issuer's management, the Board, the Issuer's shareholders and others including potential changes to the Issuer's management or the Board. Other than as set forth herein, the Reporting Person has no plans or proposals as of the date of this filing, which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 4,641,658 Shares (9.9%) of the Issuer, based upon the 46,995,171 Shares outstanding as of August 6, 2013, according to the Issuer.

(b) The Reporting Person has sole voting and dispositive powers over 4,641,658 Shares, which powers are exercised by the Principal.

CUSIP No. 42983D104	SCHEDULE 13D/A	Page 5 of 7 Pages

(c) The transactions effected in the Shares since the filing of the Original Schedule 13D by the Reporting Person are set forth in Exhibit A, and each transaction was an open-market transaction. The Reporting Person specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

(e) Not applicable.

CUSIP No. 42983D104	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 30, 2013

Brave Warrior Advisors, Llc.

By: /s/ Glenn Greenberg
Name:	Glenn Greenberg
Title:	Managing Director

CUSIP No. 42983D104	SCHEDULE 13D/A	Page 7 of 7 Pages

Exhibit A

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE REPORTING PERSONS

This Exhibit sets forth information with respect to each purchase and sale of Common Stock that was effectuated by the Reporting Persons since the filing of the Original Schedule 13D. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Brave Warrior Advisors, LLC

Common Stock

Trade Date	Amount Purchased (Sold)	Price Per Share ($)
10/15/2013	(111)	$7.70
10/16/2013	(2,000)	$7.59
10/17/2013	(1,068)	$7.63